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                              April 2, 2021

       Matthew Walters
       Chief Executive Officer
       Jaws Hurricane Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: Jaws Hurricane
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-253541

       Dear Mr. Walters:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exclusive Forum, page 52

   1. We note your disclosure on page 52 states that under your warrant agreement, the courts of the State of New
York or the United States District Court for the Southern District
                                                        of New York will be the
forum for any claims brought under the Securities Act.
                                                        However, your form of
warrant agreement, included as exhibit 4.4, is silent with respect to claims brought under
the Securities Act. If this provision does not apply to actions arising under the
Securities Act, please also ensure that the exclusive forum provision in the warrant agreement
states this clearly, or tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Securities Act.
 Matthew Walters
FirstName   LastNameMatthew    Walters
Jaws Hurricane   Acquisition Corp
Comapany
April       NameJaws Hurricane Acquisition Corp
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Christian Nagler